UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 8, 2021

HealthCor Catalio Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation )	001-39949 (Commission File Number)	98-1569027 (IRS Employer Identification No.)

55 Hudson Yards, 28th Floor

New York, New York 10001

(Address of principal executive offices, including zip code)

(212) 622-7800

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per Share	HCAQ	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Transaction Support Agreement

On July 8, 2021, Dr. Jonathan M. Rothberg and certain stockholders of Hyperfine, Inc. (“Hyperfine”) and Liminal Sciences, Inc. (“Liminal”) affiliated with Dr. Rothberg (collectively, the “supporting Hyperfine stockholders”) entered into a Transaction Support Agreement (the “Transaction Support Agreement”), with HealthCor Catalio Acquisition Corp. (“HealthCor” or the “Company”). Under the Transaction Support Agreement, each supporting Hyperfine stockholder agreed, among other things, to (i) execute and deliver to Hyperfine, Liminal and HealthCor, as promptly as reasonably practicable (and in any event within two business days) following the time at which the Registration Statement on Form S-4 (the “Registration Statement”) filed in connection with the Business Combination Agreement, dated as of July 7, 2021, by and among HealthCor, Optimus Merger Sub I, Inc., Optimus Merger Sub II, Inc., Hyperfine and Liminal (the “Business Combination Agreement”) and the transactions contemplated thereby (collectively, the “Business Combination”) is declared effective under the Securities Act of 1933, as amended (the “Securities Act”), written consents of the Hyperfine stockholders and the Liminal stockholders, respectively, sufficient to approve the Business Combination Agreement, the related documents and the transactions contemplated thereby (including the Business Combination) and (ii) be bound by certain other covenants and agreements related to the Business Combination. The shares of Hyperfine and Liminal capital stock that are owned by the supporting Hyperfine stockholders and subject to the Transaction Support Agreement represent over 74% of the aggregate outstanding voting power of Hyperfine common stock and preferred stock (on an as-converted basis) and over 95% of the aggregate outstanding voting power of Liminal common stock and preferred stock (on an as-converted basis). In addition, the Transaction Support Agreement prohibits the supporting Hyperfine stockholders from engaging in activities that have the effect of soliciting a competing acquisition proposal.

The foregoing description of the Transaction Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Transaction Support Agreement filed as Exhibit 10.1 hereto and incorporated by reference herein.

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the Securities and Exchange Commission (the “SEC”) the Registration Statement, which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. You can find information about HealthCor’s directors and executive officers and their ownership of HealthCor’s securities in HealthCor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 29, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)            Exhibits.

Exhibit Number	Description
10.1	Transaction Support Agreement, dated as of July 8, 2021, by and among HealthCor Catalio Acquisition Corp., Dr. Jonathan M. Rothberg, and certain stockholders of Hyperfine, Inc. and Liminal Sciences, Inc. affiliated with Dr. Rothberg.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTHCOR CATALIO ACQUISITION CORP.

	By:	/s/ Christopher Gaulin
	Name:	Christopher Gaulin
	Title:	Chief Executive Officer

Date: July 8, 2021

Exhibit 10.1

TRANSACTION SUPPORT AGREEMENT

This TRANSACTION SUPPORT AGREEMENT (this “Agreement”) is entered into as of July 8, 2021, by and among HealthCor Catalio Acquisition Corp., a Delaware corporation (“HealthCor”), Dr. Jonathan M. Rothberg (“Dr. Rothberg”) and the undersigned parties listed under Stockholders on the signature page(s) hereto (the “Stockholders”). Each of HealthCor, Dr.  Rothberg and each of the Stockholders are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (defined below).

RECITALS

WHEREAS, on July 7, 2021, HealthCor, Optimus Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), Optimus Merger Sub II, Inc., a Delaware corporation (“Merger Sub II”), Liminal Sciences, Inc., a Delaware corporation (“Liminal”), and Hyperfine, Inc., a Delaware corporation (“Hyperfine”) (Hyperfine and Liminal are each, a “Company” and, are collectively, the “Companies”), entered into that certain Business Combination Agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”) pursuant to which, among other things, Merger Sub I will merge with and into Hyperfine and Merger Sub II will merge with and into Liminal, with each of Hyperfine and Liminal as the surviving company in their respective mergers and, after giving effect to such mergers, becoming wholly-owned Subsidiaries of HealthCor, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, Dr. Rothberg is the Executive Vice Chairman of the Board of Directors of Hyperfine and the Executive Chairman of the Board of Directors of Liminal;

WHEREAS, each Stockholder is the record and beneficial owner of the number of shares of Hyperfine Stock and Liminal Stock set forth opposite such Stockholder’s name on Schedule A hereto (together with any other Equity Securities of either Company that such Stockholder acquires record or beneficial ownership of after the date hereof, collectively, the “Subject Shares”);

WHEREAS, in consideration for the benefits to be received by Dr. Rothberg and the Stockholders under the terms of the Business Combination Agreement and as a material inducement to HealthCor and the other Parent Parties agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Stockholders and Dr. Rothberg agree to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and

WHEREAS, the Parties acknowledge and agree that HealthCor and the other Parent Parties would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Stockholders and Dr. Rothberg entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

AGREEMENT

1.             Company Stockholder Written Consents and Related Matters.

(a)            As promptly as reasonably practicable (and in any event within two (2) Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Stockholders shall duly execute and deliver to the Companies and HealthCor the Company Party Stockholder Written Consents under which they shall irrevocably and unconditionally consent to the matters, actions and proposals contemplated by Section 5.13(b) (Transaction Support Agreements; Company Stockholder Approvals; PIPE Investor Subscription Agreements) of the Business Combination Agreement. Without limiting the generality of the first sentence of this Section 1(a), prior to the Closing, the Stockholders shall vote (or cause to be voted) the Subject Shares against and withhold consent with respect to (A) any Company Acquisition Proposal or (B) any other matter, action or proposal that would reasonably be expected to result in (x) a breach of any of either Company’s covenants, agreements or obligations under the Business Combination Agreement or (y) any of the conditions to the Closing set forth in Sections 6.1 or 6.2 of the Business Combination Agreement not being satisfied.

(b)            Without limiting any other rights or remedies of HealthCor, each Stockholder hereby irrevocably appoints HealthCor or any individual designated by HealthCor as such Stockholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstituting), for and in the name, place and stead of such Stockholder, to attend on behalf of such Stockholder any meeting of the Company Parties Stockholders with respect to the matters described in Section 1(a), to include such Stockholder’s Subject Shares in any computation for purposes of establishing a quorum at any such meeting of the applicable Company Parties Stockholders, to vote (or cause to be voted) such Stockholder’s Subject Shares or consent (or withhold consent) with respect to any of the matters described in Section 1(a) in connection with any meeting of the applicable Company Parties Stockholders or any action by written consent by the applicable Company Parties Stockholders (including the Company Stockholder Written Consents), in each case, in the event that such Stockholder fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a).

(c)            The proxy granted by each Stockholder pursuant to Section 1(b) is coupled with an interest sufficient at law to support an irrevocable proxy and is granted in consideration for HealthCor entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by each Stockholder pursuant to Section 1(b) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by such Stockholder and shall revoke any and all prior proxies granted by such Stockholder with respect to its Subject Shares. The vote or consent of the proxyholder in accordance with Section 1(b) and with respect to the matters in Section 1(a) shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Shares and a vote or consent by a Stockholder of the Subject Shares (or any other Person with the power to vote the Subject Shares) with respect to the matters in Section 1(a). The proxyholder may not exercise the proxy granted pursuant to Section 1(b) on any matter except those provided in Section 1(a). For the avoidance of doubt, the Stockholder may vote the Subject Shares on all other matters, subject to, for the avoidance of doubt, the other applicable covenants, agreements and obligations set forth in this Agreement.

(d)            Each Stockholder hereby irrevocably and unconditionally waives and agrees not to exercise or assert, or make any demand in respect of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Mergers or any other transaction contemplated by the Business Combination Agreement that the Stockholder may have (under Section 262 of DGCL or otherwise) by virtue of, or with respect to, any outstanding Subject Shares owned of record or beneficially by the Stockholder.

2.             Other Covenants and Agreements.

(a)             Each Stockholder shall be bound by and subject to Section 5.3(a) (Confidentiality) and Section 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Stockholder were directly party thereto, and each Stockholder and Dr. Rothberg shall be bound by and subject to the first sentence of Section 5.6(a) (Exclusive Dealing) and Section 8.18 (Trust Account Waiver) of the Business Combination Agreement to the same extent as such provisions apply to the Companies, as if such Stockholder were directly party thereto. Dr. Rothberg shall, in his capacity as Executive Vice Chairman of the Board of Directors of Hyperfine and Executive Chairman of the Board of Directors of Liminal, cause to be done such further acts and things as may be reasonably necessary or advisable to cause the Companies to fulfill its obligations under the Business Combination Agreement and consummate the transactions contemplated thereby.

(b)            Each Stockholder and Dr. Rothberg acknowledges and agrees that HealthCor and the other Parent Parties are entering into the Business Combination Agreement in reliance upon such Stockholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for such Stockholder and Dr. Rothberg entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement, HealthCor and the other Parent Parties would not have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement.

3.             Stockholder Representations and Warranties. Each of the Stockholders and Dr. Rothberg represents and warrants to HealthCor, on behalf of him or itself, as follows:

(a)             Such Stockholder is a limited liability company, trust or other applicable entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).

(b)            Such Stockholder has the requisite limited liability company, trust or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary limited liability company, trust or other similar action on the part of such Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholders and Dr. Rothberg and constitutes a valid, legal and binding agreement of each Stockholder and Dr. Rothberg (assuming that this Agreement is duly authorized, executed and delivered by HealthCor), enforceable against each Stockholder and Dr. Rothberg in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c)             No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of any Stockholder or Dr. Rothberg with respect to such Stockholder’s or Dr. Rothberg’s execution, delivery or performance of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Stockholders or Dr. Rothberg to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(d)            None of the execution or delivery of this Agreement by the Stockholders and Dr. Rothberg, the performance by the Stockholders and Dr. Rothberg of any of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of any Stockholder’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which any Stockholder or Dr. Rothberg is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which Dr. Rothberg, any Stockholder or any of their respective properties or assets is bound or (iv) result in the creation of any Lien upon the Subject Shares, except, in the case of any of clauses (ii) and (iii) above, as would not adversely affect the ability of the Stockholders or Dr. Rothberg to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(e)             Such Stockholder is the record and beneficial owner of its Subject Shares, free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Parties Stockholders Agreements). Except for the Equity Securities of the Companies set forth on Schedule A hereto with respect to such Stockholder, together with any other Equity Securities of the Companies that such Stockholder acquires record or beneficial ownership of after the date hereof that is either permitted pursuant to, or acquired in accordance with, Section 5.1(b)(iv) of the Business Combination Agreement, such Stockholder does not own, beneficially or of record, any Equity Securities of any Group Company. Except as otherwise expressly contemplated by the Company Parties Stockholders Agreements, that certain letter agreement, of even date herewith, by and between Michael J. Rothberg Family Trust and Liminal (the “Exchange Agreement”) or any other agreement existing on the date hereof and made available to HealthCor or that is entered into in accordance with the Business Combination Agreement, such Stockholder has no right to acquire any Equity Securities of any Group Companies. Such Stockholder has the sole right to vote (and provide consent in respect of, as applicable) the Subject Shares and, except for this Agreement and the Business Combination Agreement, Company Parties Stockholders Agreements, Exchange Agreement and any Contract with respect to a Permitted Transfer such Stockholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require such Stockholder to Transfer any of its Subject Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of its Subject Shares.

(f)             There is no Proceeding pending or, to Dr. Rothberg’s or such Stockholder’s knowledge, threatened against Dr. Rothberg or such Stockholder that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of Dr. Rothberg or such Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(g)            Each of Dr. Rothberg and such Stockholder, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Parent Parties and (ii) it has been furnished with or given access to such documents and information about the Parent Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the other Ancillary Documents to which it is or will be a party and the transactions contemplated hereby and thereby.

(h)            In entering into this Agreement and the other Ancillary Documents to which he or it is or will be a party, Dr. Rothberg and such Stockholder has relied solely on his or its own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Documents to which he or it is or will be a party and no other representations or warranties of any Parent Party (including, for the avoidance of doubt, none of the representations or warranties of any Parent Party set forth in the Business Combination Agreement or any other Ancillary Document), any Parent Non-Party Affiliate or any other Person, either express or implied, and each of Dr. Rothberg and such Stockholder, on his or its own behalf and on behalf of his or its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in the Ancillary Documents to which he or it is or will be a party, none of the Parent Parties, any Parent Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents to which he or it is or will be a party or the transactions contemplated hereby or thereby.

4.             Transfer of Subject Securities. Except as expressly contemplated by the Business Combination Agreement, as expressly contemplated by the Exchange Agreement, with the prior written consent of HealthCor (such consent to be given or withheld in its sole discretion) or to a Permitted Transferee (as defined below), from and after the date hereof, each Stockholder agrees not to (a) Transfer any of its Subject Shares, (b) enter into (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require such Stockholder to Transfer its Subject Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of its Subject Shares, or (c) take any actions in furtherance of any of the matters described in the foregoing clauses (a) or (b). For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise), and “Permitted Transferee” means any Person that controls, is controlled by or is under common control with the applicable Stockholder or Dr. Jonathan M. Rothberg that delivers to HealthCor a notice by which he, she or it agrees to be bound by all the obligations of the applicable Stockholder hereunder with respect to its Subject Shares upon a Transfer of such Subject Shares to such Person.

5.             Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time; and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 5(b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (ii) the first sentence of Section 2(a) (solely to the extent that it relates to Section 5.3(a) (Confidentiality) of the Business Combination Agreement) and the representations and warranties set forth in Sections 3(g) and (h) shall each survive any termination of this Agreement, (iii) the first sentence of Section 2(a) (solely to the extent that it relates to Section 5.4(a) (Public Announcements) of the Business Combination Agreement) shall survive the termination of this Agreement pursuant to Section 5(a) and (iv) the first sentence of Section 2(a) (solely to the extent that it relates to Section 8.18 (Trust Account Waiver) of the Business Combination Agreement) shall survive the termination of this Agreement pursuant to Section 5(b). For purposes of this Section 5, (x) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission committed by a Party, and requires: (A) a false or incorrect representation or warranty expressly set forth in this Agreement, (B) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (C) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (D) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (E) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

6.             Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) no Stockholder makes any agreement or understanding herein in any capacity other than in such Stockholder’s capacity as a record holder and beneficial owner of its Subject Shares and not in any other capacity and (b) nothing herein will be construed to limit or affect any action or inaction by any representative or Affiliate of such Stockholder serving as a member of the board of directors of any Group Company or as an officer, employee or fiduciary of any Group Company, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such Group Company.

7.             No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may be enforced only against, and any action for breach of this Agreement may be made only against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against either Company or any Company Non-Party Affiliate (other than Dr. Rothberg or any Stockholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any Parent Non-Party Affiliate, and (b) none of the Companies, any Company Non-Party Affiliates (other than Dr. Rothberg or any Stockholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any Parent Non-Party Affiliate shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

8.             Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof) if applicable, e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

If to HealthCor, to:

c/o HealthCor Catalio Acquisition Corp.

55 Hudson Yards, 28th Floor

New York, New York 10001

Attention: Christopher Gaulin

E-mail: chris@hccspac.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street, Suite 4700

Houston, TX 77002

Attention: Debbie Yee; Sean T. Wheeler; Cephas Sekhar

E-mail: debbie.yee@kirkland.com; sean.wheeler@kirkland.com; cephas.sekhar@kirkland.com

If to any Stockholder, to:

3833 S. Ocean Blvd

Highland Beach, FL 33487

Attention: Michael J. Rothberg

Email: michaelrothberg@mac.com

with a copy (which shall not constitute notice) to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

Attention: Michael Fantozzi

E-mail: MLFantozzi@mintz.com

If to Dr. Rothberg, to:

c/o Hyperfine, Inc.

530 Old Whitfield Street

Guilford, CT 06437

Attention: Dr. Jonathan M. Rothberg

with a copy (which shall not constitute notice) to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

Attention: Michael Fantozzi

E-mail: MLFantozzi@mintz.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

9.             Entire Agreement. This Agreement, the Business Combination Agreement and documents referred to herein and therein constitute the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

10.           Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by Dr. Rothberg, the Stockholders and HealthCor. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by any Stockholder without HealthCor’s prior written consent (to be withheld or given in its sole discretion) except to a Permitted Transferee to which Subject Shares are Transferred in accordance with the terms hereof.

11.           Fees and Expenses. Except as otherwise expressly set forth in the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

12.           Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby upon, or available at law or in equity to, such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform its obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breaches such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

13.           No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason of this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties as partners or participants in a joint venture.

14.           Miscellaneous. Sections 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial) and 8.16 (Submission to Jurisdiction) of the Business Combination Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Transaction Support Agreement as of the date first above written.

HEALTHCOR CATALIO ACQUISITION CORP.

By:	/s/ Christopher Gaulin
Name:	Christopher Gaulin
Title:	Chief Executive Officer

[Signature Page to Transaction Support Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered this Transaction Support Agreement as of the date first above written.

STOCKHOLDERS:

Jonathan M. Rothberg Children’s Trust 2012

By:	/s/ Michael J. Rothberg
Name:	Michael J. Rothberg
Title:	Trustee

Michael J. Rothberg Family Trust

By:	/s/ Michael J. Rothberg
Name:	Michael J. Rothberg
Title:	Trustee

[Signature Page to Transaction Support Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered this Transaction Support Agreement as of the date first above written.

STOCKHOLDERS:

23rd Century Capital LLC

By:	/s/ Noah Rothberg
Name:	Noah Rothberg
Title:	Manager

[Signature Page to Transaction Support Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered this Transaction Support Agreement as of the date first above written.

/s/ Jonathan M. Rothberg
Dr. Jonathan M. Rothberg

[Signature Page to Transaction Support Agreement]

SCHEDULE A

Stockholder	Number of Shares of Hyperfine Series A Preferred Stock	Number of Shares of Hyperfine Series B Preferred Stock	Number of Shares of Liminal Series A-1 Preferred Stock	Number of Shares of Liminal Series A-2 Preferred Stock
23rd Century Capital LLC	2,500,000	0	0	0
Jonathan M. Rothberg Children's Trust 2012	22,500,000	1,403,701	38,239,355	172,725
Michael J. Rothberg Family Trust	0	0	484,042	2,184